# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AvidXchange Holdings, Inc., CIK 0001858257
CUSIP: 05368X102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1210 AvidXchange Lane, Charlotte, North Carolina (NC), 28206
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-025624
Filed by CIK 0001886695

## Reporting persons
- Michael Praeger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,479,386; shared voting power 4,677,791; sole dispositive power 11,479,386; shared dispositive power 4,677,791; aggregate amount beneficially owned 16,157,177 (7.8% of the class)

## Item 1. Issuer
Name of issuer: AvidXchange Holdings, Inc.
Address of issuer's principal executive offices: 1210 AvidXchange Lane, Charlotte, NC, 28206

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Michael Praeger (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1210 AvidXchange Lane, Charlotte, NC 28206.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of shares of Common Stock as of March 31, 2025, based upon 206,238,144 shares of Common Stock outstanding as of April 28, 2025, as disclosed in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2025.

The Reporting Person may be deemed to beneficially own 16,157,177 shares of Common Stock, which consists of: (a)(i) 9,719,576 shares of Common Stock, (ii) 1,672,717 shares of Common Stock underlying stock options exercisable within 60 days of March 31, 2025, and (iii) 87,093 shares of Common Stock underlying restricted stock units vesting within 60 days of March 31, 2025, held in each case by the Reporting Person; (b) 660,627 shares of Common Stock held directly by the Reporting Person and his spouse as joint tenants with right of survivorship; (c) 1,888,652 shares of Common Stock held directly by Green and Gold 2014 GRAT, for which the Reporting Person is the trustee; (d) 1,328,276 shares of Common Stock held directly by Green and Gold 2015 GRAT, for which the Reporting Person is the trustee; (e) 213,468 shares of Common Stock held directly by MP Charitable Trust, for which the Reporting Person is the trustee; and (f) 586,768 shares of Common Stock held directly by the Reporting Person's spouse.
Percent of class: 7.8%
Sole power to vote or to direct the vote: 11,479,386
Shared power to vote or to direct the vote: 4,677,791
Sole power to dispose or to direct the disposition: 11,479,386
Shared power to dispose or to direct the disposition: 4,677,791

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Praeger: /s/ Michael Praeger, Michael Praeger (05/14/2025)